July 12, 2024

Jesse A. Coury
Chief Financial Officer
Greystone Housing Impact Investors LP
14301 FNB Parkway, Suite 211
Omaha, NE 68154

       Re: Greystone Housing Impact Investors LP
           Form 10-K for Fiscal Year Ended December 31, 2023
           Response dated June 21, 2024
           File No. 001-41564
Dear Jesse A. Coury:

       We have reviewed your June 21, 2024 response to our comment letter and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

        After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our June 3, 2024 letter.

Form 10-K for Fiscal Year Ended December 31, 2023
Consolidated Balance Sheets, page 80

1. Please refer to your proposed revised disclosure in Exhibit B. It appears that the carrying value of assets in non-consolidated VIEs plus the carrying value of assets in consolidated
       VIEs is greater than your total assets as of December 31, 2023. Please reconcile these items for us or provide us revised proposed disclosure.
2. Please refer to prior comment 2. Please clarify why you believe your investments in the debt of non-consolidated VIEs are not considered beneficial interests of the VIE.
       Specifically tell us why your investments in the debt of the VIE are not senior or subordinated shares of interest, principal or other cash inflows to be passed-through or residual interests in the form of debt. Refer to the definition of a beneficial interest in
       ASC 810 for guidance.
3. Please refer to prior comment 2. We note you disclose in your Form 10-K that MRBs and
       GILs are issued by state and local governments, their agencies, and authorities. Please tell
 July 12, 2024
Page 2

       us if these are also issued by VIEs. If not, please clarify why you believe your investments in the debt of non-consolidated VIEs are in the form of MRB s, GILs, property loans and similar assets as opposed to the form of the debt issued by the VIE
       (e.g., TOBs, TEBs, asset-backed securities, MRB-backed securities, etc.). To the extent your investments are in the form of debt, please tell us how your current balance sheet presentation and related disclosure is appropriate and/or provide us proposed revised balance sheet presentation and related disclosure.
Note 7. Governmental Issuer Loans, page 107

4. We note disclosure in Note 7 that all GILs were held in trust which may not be consistent with the proposed revised disclosure in Exhibit B. Please ensure disclosure throughout your filing related to VIEs and trusts are consistent with your proposed revised disclosure included in Exhibit B.
       Please contact John Spitz at 202-551-3484 or Michael Volley at 202-551-3437 if you
have questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Finance